Securities and Exchange Commission
Washington, D.C. 20549
FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE
SUBJECT TO SECTIONS 55 THROUGH 65 OF THE
INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT
COMPANY ACT OF 1940
     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Name: HCF Acquisition LLC
Address of Principal Business Office (No. & Street, City, State, Zip Code):
NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240
Telephone Number (including area code): (877)-665-1287
File Number under the Securities Exchange Act of 1934: 000-53694
     HCF Acquisition LLC (the “Company”) is in the process of liquidating and terminating its existence, and in connection therewith has distributed all of its assets to Highland Credit Strategies Fund, a registered investment company which is the sole member of the Company.

SIGNATURES
     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Dallas and State of Texas on the 16th day of June, 2009.

HCF ACQUISITION LLC
By:	/s/ R. Joseph Dougherty
	Name:	R. Joseph Dougherty
	Title:	President

Attest:	/s/ M. Jason Blackburn Name: M. Jason Blackburn
Title: Treasurer